Exhibit 99.1

Cazoo Announces Conclusion of Strategic Review of its EU Business

●	Cazoo proposes to wind down operations in mainland Europe to focus on core UK market

●	EU withdrawal ensures business has a plan that removes requirement for further funding

●	UK used car market largest in Europe with c.8m transactions worth over £100bn annually

●	Cazoo well-positioned to capture the enormous UK market opportunity over the long-term

●	Focus on cash preservation and now expecting to reach Company breakeven by end 2023

●	Expected net savings of over £100m by end of 2023 resulting from withdrawal from the EU

●	Employee consultations to start immediately in each market with the relevant unions notified

●	Record UK revenues and retail unit sales in August despite tough macro-economic backdrop

London and New York, September 8, 2022 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or “the Company”), the UK’s leading online car retailer, which makes buying and selling a car as simple as ordering any other product online, is today announcing the conclusion of the strategic review of its EU business.

On August 2, 2022, the Company announced that it was conducting a strategic review of its business in mainland Europe, with the aim of further preserving cash and positioning the Company to achieve profitability without the need for further external capital.

Following a review of a range of strategic options, management has concluded that the right course of action is for Cazoo to now focus exclusively on its core opportunity in the UK, an enormous addressable market with approximately 8 million used car transactions and a value of over £100 billion annually.

Growth in the UK remains strong, with retail unit sales up over 100% year-on-year in July and August, despite the challenging macro-economic backdrop. The demand for our proposition leaves management very excited about the future opportunity for Cazoo and its ability to capture a 5% or greater UK market share.

The plan to withdraw from the EU is based on the material further investment that would be required for Cazoo to continue to scale its operations in the EU and the conflict this has with the Company’s priorities of cash conservation and achieving profitability without the need for additional capital.

As a result, the Company intends to commence an orderly wind down of its operations in Germany and Spain and is in consultation with its employee representatives in France and Italy. Cazoo will facilitate a structured closure for its customers, employees and suppliers and has notified the relevant employee representatives and unions in each market.

It is expected that the Company will achieve cash savings of over £100m, net of any wind down costs, as a result of its withdrawal from the EU, by the end of 2023. The Company believes that this decision will materially expedite its path to profitability and removes the requirement to raise any additional external funding.

The Company is now targeting cash flow breakeven by the end of 2023, at which point the Company expects to still have approximately £100m of cash on its balance sheet. The EU businesses represented <10% of Company revenues and retail units in H1 2022 and the Company believes this decision should have limited impact on its 2022 revenue and unit targets.

Alex Chesterman OBE, Founder & CEO of Cazoo, commented, “Given our target of reaching profitability by the end of next year, we have taken the tough decision to focus solely on the huge UK used car market, worth over £100bn+ annually. I would like to thank all our colleagues in the EU who are impacted by this decision, and we will of course look to support them in every way possible. We have built a market leading platform, team, brand and infrastructure in the UK, where we have now sold over 90,000 retail units since launch, despite the challenging macroeconomic backdrop. The strong customer demand we are seeing in the core UK business gives us high confidence in the future opportunity and the decision we have taken today to withdraw from mainland Europe ensures that our balance sheet remains strong and that we have a plan which we believe no longer requires any further external funding.”

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell or finance a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE and is a publicly traded company (NYSE: CZOO).

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan, the winddown of operations in mainland Europe and other cost-saving initiatives; (2) realizing the benefits expected from the business combination (the “Business Combination”) with Ajax I; (3) achieving the expected revenue growth and effectively managing growth; (4) executing Cazoo’s growth strategy in the UK; (5) achieving and maintaining profitability in the future; (6) global inflation and cost increases for labor, fuel, materials and services; (7) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (8) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (9) availability of credit for vehicle financing and the affordability of interest rates; (10) increasing Cazoo’s service offerings and price optimization; (11) effectively promoting Cazoo’s brand and increasing brand awareness; (12) expanding Cazoo’s product offerings and introducing additional products and services; (13) enhancing future operating and financial results; (14) acquiring and integrating other companies; (15) acquiring and protecting intellectual property; (16) attracting, training and retaining key personnel; (17) complying with laws and regulations applicable to Cazoo’s business; (18) successfully deploying the proceeds from the Business Combination and the issuance of $630 million of convertible notes to an investor group led by Viking Global Investors; and (19) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Forward-Looking Statements” in the Report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) by Cazoo Group Ltd on June 9, 2022 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Contacts

Investor Relations:

Cazoo: Robert Berg, Director of Investor Relations and Corporate Finance, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell/Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com